Exhibit (b)(3)

Execution Version

WELLS FARGO BANK, N.A. WELLS FARGO SECURITIES, LLC 550 South Tryon Street Charlotte, North Carolina 28202	CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK 1301 Avenue of the Americas New York, New York 10019	JPMORGAN CHASE BANK, N.A. 383 Madison Avenue New York, New York 10179

MUFG 1251 Avenue of the Americas New York, New York 10020	BANK OF AMERICA, N.A. One Bryant Park New York, New York 10036	BARCLAYS 745 Seventh Avenue New York, New York 10019

CREDIT SUISSE AG CREDIT SUISSE LOAN FUNDING LLC Eleven Madison Avenue New York, New York 10010	GOLDMAN SACHS BANK USA 200 West Street New York, New York 10282	MORGAN STANLEY SENIOR FUNDING, INC. 1585 Broadway New York, New York 10036

SUNTRUST BANK SUNTRUST ROBINSON HUMPHREY, INC. 3333 Peachtree Road Atlanta, Georgia 30326	THE BANK OF NOVA SCOTIA 40 King Street West 62nd floor Toronto, Ontario Canada M5W 1H1	SUMITOMO MITSUI BANKING CORPORATION 277 Park Avenue New York, New York 10172

July 18, 2019

DaVita Inc.

$5,250,000,000 Senior Secured Credit Facilities

Commitment and Engagement Letter

DaVita Inc.

2000 16th Street

Denver, CO 80202

Attention: Mr. Chet Mehta

Ladies and Gentlemen:

You have advised Wells Fargo Securities, LLC (“WF Securities”), Wells Fargo Bank, National Association (“Wells Fargo Bank”), Credit Agricole Corporate and Investment Bank (“CACIB”), JPMorgan Chase Bank, N.A. (“JPMCB”), MUFG (as defined below), Bank of America, N.A. (“BANA”), Barclays Bank PLC (“Barclays”), Credit Suisse Loan Funding LLC (“CSLF”), Credit Suisse AG, Cayman Islands Branch (“Credit Suisse”), Goldman Sachs Bank USA (“GS Bank”), Morgan Stanley Senior Funding, Inc. and/or an affiliate (“MSSF”), SunTrust Robinson Humphrey, Inc. (“STRH”), SunTrust Bank (“SunTrust Bank”), The Bank of Nova Scotia (“Scotiabank”), and Sumitomo Mitsui Banking Corporation (“SMBC” and, together with WF Securities, Wells Fargo Bank, CACIB, JPMCB, MUFG, BANA, Barclays, CSLF, Credit Suisse, GS Bank, MSSF, STRH, SunTrust Bank and Scotiabank, the “Commitment Parties”) that you intend to consummate the Transactions (such term and each other capitalized term used but not defined herein having the meanings assigned to them in the Term Sheet (as defined below)). Each of WF Securities, CACIB, JPMCB, MUFG, BANA, Barclays, CSLF, GS Bank, MSSF and STRH are collectively referred to as the “Lead Arrangers”. Each of Scotiabank and SMBC are collectively referred to as the “Co-Managers”. The Lead Arrangers and the Co-Managers are collectively referred to as the “Arrangers”.

For purposes of this Commitment and Engagement Letter, “MUFG” shall mean MUFG Bank, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc. and/or any affiliates of Mitsubishi UFJ Financial Group, Inc. as determined to be appropriate to provide the services contemplated herein (subject to the confidentiality, assignment and other provisions hereof).

The Lead Arrangers are pleased to advise you that they are willing to act as joint lead arrangers and joint bookrunners for the Senior Secured Credit Facilities (as defined below). The Co-Managers are pleased to advise you that they are willing to act as co-managers for the Senior Secured Credit Facilities. Furthermore, (a) Wells Fargo Bank is pleased to advise you of its commitment to provide (i) $127,272,727 of the Revolving Credit Facility and (ii) $222,727,273 of the Term Loan A Facility, (b) CACIB is pleased to advise you of its commitment to provide (i) $90,909,091 of the Revolving Credit Facility and (ii) $ 159,090,909 of the Term Loan A Facility, (c) JPMCB is pleased to advise you of its commitment to provide (i) $90,909,091 of the Revolving Credit Facility and (ii) $ 159,090,909 of the Term Loan A Facility, (d) MUFG is pleased to advise you of its commitment to provide (i) $90,909,091 of the Revolving Credit Facility and (ii) $ 159,090,909 of the Term Loan A Facility, (e) BANA is pleased to advise you of its commitment to provide (i) $63,636,364 of the Revolving Credit Facility and (ii) $111,363,636 of the Term Loan A Facility, (f) Barclays is pleased to advise you of its commitment to (i) $63,636,364 of the Revolving Credit Facility and (ii) $111,363,636 of the Term Loan A Facility, (g) Credit Suisse is pleased to advise you of its commitment to provide (i) $63,636,364 of the Revolving Credit Facility and (ii) $111,363,636 of the Term Loan A Facility, (h) GS Bank is pleased to advise you of its commitment to provide (i) $(i) $63,636,364 of the Revolving Credit Facility and (ii) $111,363,636 of the Term Loan A Facility, (i) MSSF is pleased to advise you of its commitment to provide (i) $63,636,364 of the Revolving Credit Facility and (ii) $111,363,636 of the Term Loan A Facility, (j) SunTrust Bank is pleased to advise you of its commitment to provide (i) $63,636,364 of the Revolving Credit Facility and (ii) $111,363,636 of the Term Loan A Facility, (k) Scotiabank is pleased to advise you of its commitment to provide (i) $45,454,545 of the Revolving Credit Facility and (ii) $79,545,455 of the Term Loan A Facility and (l) SMBC is pleased to advise you of its commitment to provide (i) $45,454,545 of the Revolving Credit Facility and (ii) $79,545,455 of the Term Loan A Facility, and the Lead Arrangers are pleased to advise you of their agreement to use commercially reasonable efforts to assemble a syndicate of Lenders (as defined below) to provide the balance of the Senior Secured Credit Facilities (it being understood and agreed that none of the Commitment Parties is committing to, or agreeing to provide, such balance of the Senior Secured Credit Facilities). This Commitment and Engagement Letter and the Summary of Terms and Conditions attached as Exhibit A hereto and the Conditions listed on Exhibit B hereto (collectively with Exhibit A, the “Term Sheet”) set forth the principal terms and conditions on and subject to which the Commitment Parties are willing to make available the Senior Secured Credit Facilities. The commitments of the Commitment Parties hereunder are several and not joint.

It is agreed that the Lead Arrangers will act as joint lead arrangers and joint bookrunners in respect of the Senior Secured Credit Facilities, the Co-Managers will act as co-managers in respect of the Senior Secured Credit Facilities and that Wells Fargo Bank will act as the sole administrative agent and collateral agent in respect of the Senior Secured Credit Facilities. It is agreed that, with respect to all marketing materials and in the definitive documentation for the Senior Secured Credit Facilities (i) the name of WF Securities will have “top left” placement, (ii) the name of WF Securities will appear above the names of the other Arrangers and (iii) all other Lead Arrangers will be listed in alphabetical order. You agree that, as a condition to the commitments and agreements hereunder, no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet, Fee Letter referred to below and the separate agency fee letter among you and Wells Fargo Bank) will be paid in connection with the Senior Secured Credit Facilities unless you and the Lead Arrangers shall agree.

The Lead Arrangers intend to use commercially reasonable efforts to syndicate the Senior Secured Credit Facilities to a group of lenders (collectively with the Commitment Parties, the “Lenders”) identified by the Lead Arrangers in consultation with you and reasonably acceptable to you. The Lead Arrangers intend to commence syndication efforts promptly, and you agree actively to assist the Lead Arrangers in completing a syndication reasonably satisfactory to them and you. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing banking relationships, (b) direct contact between your senior management and advisors and the proposed Lenders, (c) as set forth in the next paragraph, your assistance in the preparation of materials to be used in connection with the syndication (collectively, with the Term Sheet, the “Information Materials”) and (d) the hosting, with the Lead Arrangers and your senior management, of one or more meetings of prospective Lenders at times and places to be mutually agreed.

You will assist the Lead Arrangers in preparing Information Materials, including a confidential information memorandum (which shall include forecasts of the financial performance of the Borrower and its subsidiaries on an annual basis through 2023), for distribution to prospective Lenders. If requested by the Lead Arrangers, you also will assist the Lead Arrangers in preparing an additional version of the Information Materials (the “Public-Side Version”) to be used by prospective Lenders’ public-side employees and representatives (“Public-Siders”) who do not wish to receive material non-public information (within the meaning of United States federal securities laws) with respect to you, your affiliates and any of your or their securities (“MNPI”) and who may be engaged in investment and other market related activities with respect to any such entity’s securities or loans. Before distribution of any Information Materials, you agree to execute and deliver to the Lead Arrangers (i) a customary letter in which you authorize distribution of the Information Materials to prospective Lenders’ employees willing to receive MNPI and to treat such information confidentially (“Private-Siders”) and (ii) a separate customary letter in which you authorize distribution of the Public-Side Version to Public-Siders and represent that no MNPI is contained therein and exculpating us with respect to any liability related to the use of the contents of such Public-Side Version or any related marketing material by the recipient thereof. You also acknowledge that Commitment Party Public-Siders who are publishing debt analysts may participate in any meetings held pursuant to clause (d) of the preceding paragraph (unless you specifically anticipate discussing MNPI); provided that such analysts shall not publish any information obtained from such meetings until the syndication of the Senior Secured Credit Facilities has been completed upon the making of allocations by the Lead Arrangers and the Lead Arrangers freeing the Senior Secured Credit Facilities to trade.

The Borrower agrees that the following documents may be distributed to both Private-Siders and Public-Siders, unless the Borrower advises the Lead Arrangers in writing (including by email) within a reasonable time prior to their intended distribution that such materials should only be distributed to Private-Siders: (a) administrative materials prepared by the Commitment Parties for prospective Lenders (such as a lender meeting invitation, lender allocation, if any, and funding and closing memoranda), (b) notification of changes in the terms of the Senior Secured Credit Facilities and (c) other materials intended for prospective Lenders after the initial distribution of Information Materials. If you advise the Lead Arrangers that any of the foregoing should be distributed only to Private-Siders, then Public-Siders will not receive such materials without further discussions with you.

The Borrower hereby authorizes the Lead Arrangers to distribute draft and final definitive documentation with respect to the Senior Secured Credit Facilities to Private-Siders and Public-Siders.

It is understood and agreed that the Lead Arrangers will manage, in consultation with you, all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate (which institutions shall be reasonably acceptable to you), the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders (which shall be reasonably acceptable to you). The Lead Arrangers will have no responsibility other than to use commercially reasonable efforts to arrange the syndication as set forth herein and in no event shall be subject to any fiduciary or other implied duties. Additionally, the Borrower acknowledges and agrees that the Lead Arrangers are not advising the Borrower as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Borrower shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Lead Arrangers shall have no responsibility or liability to the Borrower with respect thereto.

To assist the Lead Arrangers in their syndication efforts, you agree promptly to prepare and provide to the Lead Arrangers all customary information with respect to you and the Transactions, including all financial information and projections (the “Projections”) as the Lead Arrangers may reasonably request in connection with the arrangement and syndication of the Senior Secured Credit Facilities. You hereby represent and covenant that (a) all written information other than the Projections, other forward looking information and information of a general economic or industry specific nature (including any information about competitors or vendors) (collectively, the “Information”) that has been or will be made available to the Lead Arrangers by you or any of your representatives in connection with the Transactions, when taken as a whole in combination with your Form 10-K for the fiscal year ended December 31, 2018, and each Form 10-Q and Form 8-K filed subsequent to December 31, 2018, in each case, filed or furnished with the Securities and Exchange Commission, is or will be, when furnished, taken as a whole, complete and correct in all material respects and does not or will not, when furnished, taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to the Lead Arrangers by you or any of your representatives in connection with the Transactions have been or will be prepared in good faith based upon assumptions you believed to be reasonable at the time made (it being recognized by the Commitment Parties that such Projections are as to future events and not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material). You agree that if at any time prior to the Closing Date, any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and Projections were then being furnished, and such representations were then being made, then you will promptly supplement, or cause to be supplemented, the Information and Projections such that such representations and warranties are correct in all material respects under those circumstances. In issuing this commitment and in arranging and syndicating each of the Facilities, the Commitment Parties are and will be using and relying on the Information and the Projections without independent verification thereof. You understand that in arranging and syndicating the Senior Secured Credit Facilities the Lead Arrangers may use and rely on the Information and Projections without independent verification thereof.

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to cause to be paid the nonrefundable fees described in the Fee Letter which will be delivered to you by us in connection herewith (the “Fee Letter”).

Each Commitment Party’s respective commitments and agreements hereunder are subject to: (a) there not occurring or becoming known to such Commitment Party any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, operations, property, or financial condition of the Borrower and its subsidiaries, taken as a whole; (b) such Commitment Party not becoming aware after the date hereof of any information or other matter (including any matter relating to financial models and underlying assumptions relating to the

Projections) affecting the Borrower or the Transactions that in such Commitment Party’s judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to such Commitment Party prior to the date hereof or could reasonably be expected to materially impair the syndication of the Senior Secured Credit Facilities; (c) such Commitment Party’s satisfaction that prior to and during the syndication of the Senior Secured Credit Facilities there shall be no competing offering, placement or arrangement of any debt financing by or on behalf of the Borrower or any of its subsidiaries (other than debt financings in the ordinary course of business or under existing facilities); (d) the closing of the Senior Secured Credit Facilities on or before December 24, 2019; and (e) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of the commitments hereunder and of the Senior Secured Credit Facilities are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of the Commitment Parties and the Borrower.

You agree (a) to indemnify and hold harmless each of the Commitment Parties, their affiliates and their respective directors, officers, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment and Engagement Letter, the Senior Secured Credit Facilities, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto (and regardless of whether such matter is initiated by a third party or by you, any of your affiliates, equity holders or creditors), and to reimburse each indemnified person upon written demand for any reasonable and invoiced legal expenses or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from (i) the willful misconduct, bad faith or gross negligence of such indemnified person or its controlled affiliates, directors, officers or employees or (ii) a material breach in bad faith of this Commitment and Engagement Letter (and solely to the extent such proceeding is brought against such indemnified person by you), and (b) to reimburse each Commitment Party and its affiliates on written demand for all reasonable and invoiced out-of-pocket expenses (including due diligence expenses, syndication expenses, consultant’s fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel to the Commitment Parties incurred in connection with the Senior Secured Credit Facilities and any related documentation (including this Commitment and Engagement Letter and the definitive Bank Documentation) or the administration, amendment, modification or waiver thereof, in each case, regardless of whether the Transactions are consummated. You acknowledge that information and documents relating to the Senior Secured Credit Facilities may be transmitted through SyndTrak, Intralinks, the internet, e-mail, or similar electronic transmission systems, and, notwithstanding anything herein to the contrary, no indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages are found by a final, non-appealable judgment of a court to arise from (i) the gross negligence or willful misconduct of such indemnified person or its control affiliates, directors, officers or employees or (ii) a material breach in bad faith of the confidentiality provisions of this Commitment and Engagement Letter. In addition, neither the Borrower nor any indemnified person shall be liable for any special, indirect, consequential or punitive damages in connection with the Commitment and Engagement Letter, the Senior Secured Credit Facilities, the use of proceeds thereof, the Transaction or any related transaction; provided, that nothing contained in this sentence shall limit your indemnification obligations set forth herein.

You acknowledge that each Commitment Party and its affiliates (the term “Commitment Party” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. No Commitment Party will use confidential information obtained from you by virtue of the transactions contemplated hereby or its other relationships with you in connection with the performance by such Commitment Party of services for other companies, and no Commitment Party will furnish any such information to other companies. You also acknowledge that no Commitment Party has any obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies. You further acknowledge that each Arranger or one or more of its affiliates is a full service securities firm and each Commitment Party may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of the Borrower and its affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment and Engagement Letter.

You acknowledge that certain of the Commitment Parties are currently acting as a Lender under the Existing Credit Agreement and your and such Commitment Parties’ rights and obligations under the Existing Credit Agreement and the other “Loan Documents” as defined in the Existing Credit Agreement (the “Existing Loan Documents”) that currently or hereafter may exist are, and shall be, separate and distinct from the rights and obligations of the parties pursuant to this Commitment and Engagement Letter, and none of such rights and obligations under such other agreements shall be affected by any Commitment Party’s performance or lack of performance hereunder.

You hereby agree that the Commitment Parties may render their respective services under this Commitment and Engagement Letter notwithstanding any actual or potential conflict of interest presented by the foregoing and you hereby waive any conflict of interest claims relating to the relationship between any Commitment Party and you and your affiliates in connection with the engagement contemplated hereby on the one hand, and the exercise by any Commitment Party or any of its affiliates of any of their rights and duties under the Existing Credit Agreement and the other Existing Loan Documents, on the other hand.

Each Commitment Party may employ the services of its affiliates in providing certain services hereunder and, in connection with the provision of such services, may exchange with such affiliates information concerning you and the other companies that may be the subject of the transactions contemplated by this Commitment and Engagement Letter, and, to the extent so employed, such affiliates shall be entitled to the benefits afforded such Commitment Party hereunder and subject to the related confidentiality obligations of such Commitment Party hereunder. You also agree that each Commitment Party may at any time and from time to time assign all or any portion of its commitments hereunder to one or more of its affiliates; provided that, except with respect to an assignment of GS Bank’s commitments hereunder to Goldman Sachs Lending Partners LLC, such Commitment Party will not be relieved of all or any portion of their commitments hereunder prior to the initial funding of the Senior Secured Credit Facilities.

You acknowledge and agree that (a) each Commitment Party is acting under this Commitment and Engagement Letter as an independent contractor and no fiduciary, advisory or agency relationship between you and the Commitment Parties is intended to be or has been created in respect of any of the transactions contemplated by this Commitment and Engagement Letter, irrespective of whether the Commitment Parties have advised or are advising you on other matters, (b) the Commitment Parties, on the one hand, and you, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any advisory or fiduciary duty on the part of the Commitment Parties (irrespective of whether any Commitment Party has advised, is currently advising or will advise you, your equity holders or your affiliates on any other matters), (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment and Engagement Letter and you have consulted with your own legal and financial advisors to the extent you have deemed appropriate and (d) you have been advised that the Commitment Parties are engaged in a broad range of transactions that may involve interests that differ from your interests and that the Commitment Parties have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship. Please note that the Commitment Parties and their respective affiliates do not provide tax, accounting, investment, regulatory or legal advice. Furthermore, without limiting any provision set forth herein, you waive, to the fullest extent permitted by law, any claims you may have against us or our affiliates (in our capacities as Commitment Parties hereunder) for breach of fiduciary duty or alleged breach of fiduciary duty arising out of this Commitment Letter or the transactions contemplated hereby and agree that we and our affiliates shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.

This Commitment and Engagement Letter shall not be assignable by you without the prior written consent of each Commitment Party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. This Commitment and Engagement Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party. This Commitment and Engagement Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment and Engagement Letter by email or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment and Engagement Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Senior Secured Credit Facilities and set forth the entire understanding of the parties with respect thereto. The parties hereby agree that BANA may, without notice to the Borrower, assign its rights and obligations under this Commitment and Engagement Letter and the Fee Letter to any other registered broker-dealer wholly-owned by Bank of America Corporation to which all or substantially all of Bank of America Corporation’s or any of its subsidiaries’ investment banking, commercial lending services or related businesses may be transferred following the date of this Commitment and Engagement Letter.

This Commitment and Engagement Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without giving effect to its principles of conflicts of laws that would result in the application of a different law. The Borrower consents to the exclusive jurisdiction and venue of the state or federal courts located in the Borough of Manhattan in the City of New York with respect to any action, suit or proceeding in connection with this Commitment and Engagement Letter and the Fee Letter, and agrees not to bring or support any such action, suit or proceeding in any other court. Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, (a) any objection that it may now or hereafter have to the laying of venue of any such legal proceeding in the state or federal courts located in the City of New York and (b) any right it may have to a trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of this Commitment and Engagement Letter, the Term Sheets, the transactions contemplated hereby or the performance of services hereunder.

This Commitment and Engagement Letter is delivered to you on the understanding that neither this Commitment and Engagement Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person (including, without limitation, other potential providers or arrangers of financing) except (a) to your officers, directors, employees, affiliates, agents, attorneys, accountants and advisors who are directly involved in the consideration of this matter who need to know such information and are informed of the confidential nature of such information and instructed to keep such information confidential, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof, to the extent permitted by law), (c) with the written consent of the Lead Arrangers and the Commitment Parties, (d) this Commitment and Engagement Letter and the Term Sheet may be disclosed in any proxy or other public filing relating to the Transaction, (e) the fees contained in the Fee Letter may be disclosed as part of a generic disclosure of aggregate sources and uses related to fee amounts to the extent required in marketing materials, any proxy or other public filing or any prospectus or other offering memorandum and (f) this Commitment and Engagement Letter and the Term Sheet may be disclosed to rating agencies in connection with obtaining ratings for the Borrower and the Senior Secured Credit Facilities; provided that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance unless pursuant to clause (e) above or required by applicable law) after the execution of the definitive documentation with respect to the Senior Secured Credit Facility.

Each Commitment Party shall use all non-public information provided to it by or on behalf of you hereunder or in connection with the transactions contemplated hereunder solely for the purpose of providing the services that are the subject of this Commitment and Engagement Letter and shall treat confidentially all such information with the same degree of care as they treat their own confidential information, except in each case for information that was or becomes publicly available other than by reason of disclosure by such Commitment Party in violation of this Commitment and Engagement Letter, or was or becomes available to such Commitment Party or its affiliates from a source which is not known by such Commitment Party to be subject to a confidentiality obligation to the Borrower or any of its subsidiaries, or was independently developed by such Commitment Party; provided that nothing herein shall prevent such Commitment Party from disclosing any such information (i) to rating agencies in connection with obtaining ratings for the Borrower and the Senior Secured Credit Facilities, (ii) to any Lenders, assignees or participants or prospective lenders, assignees or participants, provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and each Commitment Party, including, without limitation, as agreed in any Information Materials) in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such type of information, (iii) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, including, without limitation, to establish a “due diligence” defense (in which case such Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any self-regulatory authority or governmental or regulatory authority exercising examination or regulatory authority) to promptly notify you to the extent practicable and not prohibited by applicable law, rule or regulation), (iv) upon the request or demand of any regulatory authority claiming jurisdiction over such Commitment Party or any of its affiliates, (v) to such Commitment Party’s employees, legal counsel, independent auditors and other experts or agents who need to know such information and are informed of the confidential nature of such information and instructed to keep such information confidential, (vi) to any of its affiliates (with such Commitment Party being responsible for such affiliate’s compliance with this paragraph) and (vii) to any other Commitment Party. This undertaking by each Commitment Party shall automatically terminate on the earlier of (x) the execution of definitive documentation by such Commitment Party with respect to the Senior Secured Credit Facilities and (y) two (2) years from the date hereof. Subject to the immediately preceding sentence, the provisions contained in this paragraph shall remain in full force and effect notwithstanding the termination of this Commitment and Engagement Letter.

Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrower and each Guarantor (as defined in the Term Sheet), which information includes names, addresses, tax identification numbers, certification regarding beneficial ownership as required by 31 C.F.R. § 1010.230 (such certification, the “Beneficial Ownership Certification”) and other information that will allow such Commitment Party to identify the Borrower and each Guarantor in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to us and each Lender.

The fees, reimbursement, indemnification, submission to jurisdiction, waivers and exculpation, absence of fiduciary duty, choice of law and forum and, subject to the last sentence of the second preceding paragraph, confidentiality provisions contained herein and in the Fee Letter and any other provision herein or therein which by its terms expressly survives the termination of this Commitment and Engagement Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment and Engagement Letter or the commitments hereunder; provided that your obligations under this Commitment and Engagement Letter, other than those relating to confidentiality and to syndication of the Senior Secured Credit Facilities, shall automatically terminate and be superseded by the definitive financing documentation relating to the Senior Secured Credit Facilities upon the initial funding of the Senior Secured Credit Facilities.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on July 18, 2019. This offer will automatically expire at such time if we have not received such executed counterparts in accordance with the preceding sentence. In the event that the Closing Date does not occur on or before 5:00 p.m., New York City time, on December 24, 2019, then this Commitment and Engagement Letter and the parties’ respective commitments and agreements hereunder, and our agreements to perform the services described herein, shall automatically terminate without further action or notice and without further obligation to you unless the Commitment Parties shall, in their discretion, agree to an extension.

We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	/s/ Kevin A. Wright
Name: Kevin A. Wright
Title: Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Kirk Tesch
Name: Kirk Tesch
Title: Managing Director

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By:	/s/ Jill Wong
Name: Jill Wong
Title: Director

By:	/s/ Gary Herzog
Name: Gary Herzog
Title: Managing Director

JPMORGAN CHASE BANK N.A.

By:	/s/ Dawn Lee Lum
Name: Dawn Lee Lum
Title: Executive Director

MUFG BANK, LTD.

By:	/s/ Timothy Dilworth
Name: Timothy Dilworth
Title: Managing Director

BANK OF AMERICA, N.A.

By:	/s/ Darren Merten
Name: Darren Merten
Title: Vice President

BARCLAYS BANK PLC

By:	/s/ John Skrobe
Name: John Skrobe
Title: Managing Director

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

By:	/s/ Judith Smith
Name: Judith Smith
Title: Authorized Signatory

By:	/s/ Lingzi Huang
Name: Lingzi Huang
Title: Authorized Signatory

CREDIT SUISSE LOAN FUNDING LLC

By:	/s/ Phillipe Jacob
Name: Phillipe Jacob
Title: Managing Director

GOLDMAN SACHS BANK USA

By:	/s/ Thomas M. Manning
Name: Thomas M. Manning
Title: Authorized Signatory

MORGAN STANLEY SENIOR FUNDING, INC.

By:	/s/ F. Michael Manfred
Name: F. Michael Manfred
Title: Authorized Signatory

SUNTRUST BANK

By:	/s/ Chris White
Name: Chris White
Title: MD

SUNTRUST ROBINSON HUMPHREY, INC.

By:	/s/ William G. Monroe IV
Name: William G. Monroe IV
Title: Managing Director

THE BANK OF NOVA SCOTIA

By:	/s/ Michelle C. Phillips
Name: Michelle C. Phillips
Title: Execution Head & Director

SUMITOMO MITSUI BANKING CORPORATION

By:	/s/ Michael Maguire
Name: Michael Maguire
Title: Executive Director

Accepted and agreed to as of the date first above written:

DAVITA INC.

By:	/s/ Chet Mehta
Name: Chet Mehta
Title: Group Vice President, Finance

EXHIBIT A

DAVITA INC.

SENIOR SECURED CREDIT FACILITIES

Summary of Terms and Conditions

Set forth below is a summary of the terms and conditions of the Senior Secured Credit Facilities (as defined below). Such terms and conditions will be documented in the Bank Documentation (as defined below). Capitalized terms used in this Summary of Terms but not defined herein are used with the meanings assigned to them in the Commitment and Engagement Letter or the Existing Credit Agreement (as defined below).

Borrower:	DaVita Inc. (“Borrower”).

Joint Lead Arrangers and Bookrunners:	WF Securities, CACIB , JPMCB, MUFG, BANA, Barclays, CSLF, GS Bank, MSSF and STRH (in such capacity, the “Arrangers”).

Lenders:	A syndicate of banks, financial institutions and other entities, including Wells Fargo Bank, CACIB, JPMCB, MUFG, BANA, Barclays, Credit Suisse, GS Bank, MSSF, SunTrust Bank, Scotiabank, and SMBC, identified by the Lead Arrangers (collectively, the “Lenders”) in consultation with Borrower and reasonably acceptable to the Borrower.

Co-Managers:	Scotiabank and SMBC (collectively, the “Co-Managers”).

Administrative Agent,
Collateral Agent and
Swing Line Lender:	Wells Fargo Bank.

Issuing Bank:	To be mutually agreed and such other banks reasonably satisfactory to the Administrative Agent, who may agree from time to time to be an Issuing Bank.

Co-Syndication Agents:	CACIB, JPMCB and MUFG.

Co-Documentation Agents:	BANA, Barclays, CSLF, GS Bank, MSSF and STRH.

Type and Amount of Facilities:	Term Loan Facilities:

Term Loan Facilities (the “Term Loan Facilities”) in an aggregate principal amount of $4,250 million, comprised as follows:

(i) a term loan facility in an aggregate principal amount of $1,750 million (the “Term Loan A Facility”); and

(ii) a term loan facility in an aggregate principal amount of $2,500 million (the “Term Loan B Facility”).

Revolving Credit Facility:

A revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $1,000 million. The Term Loan Facilities and the Revolving Credit Facility are herein referred to collectively as the “Senior Secured Credit Facilities”.

Purpose:	Proceeds of the Term Loan Facilities, together with the proceeds from the sale of DaVita Medical Holdings, LLC and its subsidiaries, will be used to finance (i) the repayment of all outstanding amounts under the Borrower’s Credit Agreement dated June 24, 2014 (as amended on March 29, 2018, November 21, 2018 and May 6, 2019), as in effect on such date (the “Existing Credit Agreement”), (ii) the redemption of the Borrower’s outstanding 5.750% Senior Notes due 2022 (clauses (i) and (ii) together, the “Refinancing”) (iii) general corporate purposes, including stock repurchases, acquisitions and investments and (iv) the payment of fees, commissions and expenses in connection therewith (clauses (i) through (iii) collectively, together with the entry into the Bank Documentation and the initial funding under the Senior Secured Credit Facilities, the “Transactions”). On and after the Closing Date, the Revolving Credit Facility will be used by Borrower and its subsidiaries for working capital and general corporate purposes (including, without limitation, stock repurchases, acquisitions and investments).

Closing Date:	The date of the initial funding under the Senior Secured Credit Facilities.

Maturity Dates:	Term Loan Facilities:

Term Loan A Facility: 5 years from the Closing Date.

Term Loan B Facility: 7 years from the Closing Date.

Revolving Credit Facility: 5 years from the Closing Date.

Incremental Facilities:	The Bank Documentation will permit the Borrower to add one or more incremental term loan facilities under the Bank Documentation (each, an “Incremental Term Facility”) and/or increase commitments under the Revolving Facility (any such increase, an “Incremental Revolving Increase”) (the Incremental Term Facilities and the Incremental Revolving Increases are collectively referred to as “Incremental Senior Secured Facilities” and the commitments in respect thereof are referred to as the “Incremental Commitments”) in an aggregate amount not to exceed the sum of (A) $1,500.0 million plus (B) an amount such that, after giving effect to the incurrence of any such Incremental Senior Secured Facility (which shall be deemed to include the full amount of any Incremental Revolving Increase assuming that the full amount of such increase had been drawn) (and after giving effect to any acquisition consummated concurrently therewith and any other acquisition, disposition, debt incurrence, debt retirement and other appropriate pro forma adjustment events, including any debt incurrence or retirement subsequent to the end of the applicable test period and on or prior to the date of such incurrence, all as set forth in the Existing Credit Agreement), the Borrower would be in compliance, on a pro forma basis, with a Senior Secured Leverage Ratio (as defined in the Existing Credit Agreement and to be determined net of all unrestricted cash and cash equivalents up to $750.0 million) (recomputed as of the last day of the most recently ended fiscal quarter of the Borrower for which financial statements are available) that is no greater than 3.50 to 1.0 plus (C) the amount of any voluntary prepayments and permanent commitment reductions (other than any voluntary prepayments and commitment reductions funded with the proceeds of debt), and such Incremental Facilities shall be on the terms and conditions (including, without limitation, a 50 bps “MFN” pricing protection for existing lenders under the Term Loan B Facility) set forth in the Existing Credit Agreement except that such “MFN” pricing protection shall only apply to Incremental Term Facilities made on or prior to 12 months after the Closing Date.

Refinancing Facilities:	As set forth in the Existing Credit Agreement.

Extended Maturity Dates:	The Bank Documentation (as defined below) shall provide the right for individual Lenders to agree to extend the maturity date of the outstanding loans under the Term Loan A Facility or Term Loan B Facility, as applicable, or of the commitments under the Revolving Credit Facility upon the request of the Borrower and without the consent of any other Lender on terms and subject to conditions to be agreed.

Availability:	Term Loan B Facility: Upon satisfaction or waiver of conditions precedent to drawing to be specified in the documentation governing the Senior Secured Credit Facilities (the “Bank Documentation”), a single drawing may be made on the Closing Date of the full amount of the Term Loan B Facility.

Term Loan A Facility: Upon satisfaction or waiver of the conditions precedent to drawing to be specified in the Bank Documentation, a single drawing of the full amount of the Term Loan A Facility may be made on the Closing Date or at any time between the Closing Date and the date that is 45 days after the Closing Date (such date, the “Delayed Draw Termination Date”). The commitments with respect to the Term Loan A Facility shall terminate on the Delayed Draw Termination Date, if not funded prior to such date.

Revolving Credit Facility: Upon satisfaction or waiver of conditions precedent to drawing to be specified in the Bank Documentation, borrowings may be made at any time on or after the Closing Date to but excluding the business day preceding the maturity date of the Revolving Credit Facility.

Multicurrency Revolving Loans:	The full amount of the Revolving Credit Facility will be available for loans to be denominated in pounds sterling, euros and such other currencies as may be approved by all lenders under the Revolving Credit Facility (such loans, the “Multicurrency Revolving Loans”). The outstanding principal amount of any Multicurrency Revolving Loan made by each lender under the Revolving Credit Facility will constitute usage of such lender’s commitment under the Revolving Credit Facility for all purposes including determining availability of borrowings from such lender thereunder. Each Revolving Credit Facility lender’s commitment to make Multicurrency Revolving Loans shall be pro rata with their commitments under the Revolving Credit Facility. The terms and conditions of the Multicurrency Revolving Loans shall be substantially consistent with the Existing Credit Agreement.

Letters of Credit:	Up to $325,000,000 will be available for letters of credit denominated in currencies to be agreed, on terms and conditions to be agreed.

Swing Line Facility:	Up to $100,000,000 of the Revolving Credit Facility will be available for Swing Line Loans, on terms and conditions to be consistent with the Existing Credit Agreement.

Defaulting Lenders:	As set forth in the Existing Credit Agreement.

Amortization:	Term Loan A Facility: The Term Loan A Facility will amortize on a quarterly basis at a rate of 2.5% per annum during the first year following the Closing Date, 5.0% per annum during the second and third years following the Closing Date, 7.5% per annum during the fourth year following the Closing Date and 10% per annum during the fifth year following the Closing Date (beginning with the first full fiscal quarter after the Closing Date) with the balance paid on the maturity date of the Term Loan A Facility.

Term Loan B Facility: The Term Loan B Facility will amortize at a rate of 1.0% per annum on a quarterly basis (beginning with the first full fiscal quarter after the Closing Date) with the balance paid on the maturity date of the Term Loan B Facility.

Revolving Credit Facility: None.

Interest:	At Borrower’s option, loans will bear interest based on the Base Rate or LIBOR, as described below:

A. Base Rate Option

Interest will be at the Base Rate plus the Applicable Margin, calculated on the basis of the actual number of days elapsed in a year of 365 days and payable quarterly in arrears. The Base Rate is defined as the highest of (i) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1%, (ii) the prime commercial lending rate of Wells Fargo Bank, as established from time to time and (iii) LIBOR for an Interest Period of one month plus 1.00%; provided that if the Base Rate is negative it shall be deemed to be zero.

Base Rate borrowings will require one business day’s prior notice and will be in minimum amounts consistent with the Existing Credit Agreement.

B. LIBOR Option

Interest will be determined for periods (“Interest Periods”) of one, two, three or six months, or, if available to all Lenders, twelve months (as selected by Borrower) and will be at an annual rate equal to the London Interbank Offered Rate (“LIBOR”) for the corresponding deposits of U.S. dollars (provided that if LIBOR is negative it shall be deemed to be zero), plus the Applicable Margin. LIBOR will be determined by the Administrative Agent at the start of each Interest Period and will be fixed through such period. Interest will be paid at the end of each Interest Period or, in the case of Interest Periods longer than three months, quarterly, and will be calculated on the basis of the actual number of days elapsed in a year of 360 days. LIBOR will be adjusted for maximum statutory reserve requirements (if any).

LIBOR borrowings will require three business days’ prior notice and will be in minimum amounts consistent with the Existing Credit Agreement.

The Bank Documentation shall contain customary LIBOR successor language.

Default Interest:	As set forth in the Existing Credit Agreement.

Interest Margins:	The Applicable Margin for the Revolving Credit Facility and the Term Loan A Facility will be (x) 1.50%, in the case of Eurodollar Loans and (y) 0.50%, in the case of ABR Loans; provided that after the date on which Borrower shall have delivered financial statements for the first full fiscal quarter ending after the Closing Date, the Applicable Margin with respect to the Revolving Credit Facility and the Term Loan A Facility will be determined pursuant to the grid below.

Leverage Ratio	Applicable Margin for Eurodollar Loans	Applicable Margin for ABR Loans
≥4.25 to 1.0	2.00%	1.00%
<4.25 to 1.0 but ≥3.50 to 1.0	1.75%	0.75%
<3.50 to 1.0 but ≥2.75 to 1.0	1.50%	0.50%
<2.75 to 1.0 but >2.00 to 1.0	1.25%	0.25%
<2.00 to 1.0	1.00%	0.00%

The Applicable Margin for the Term Loan B Facility will be agreed upon in connection with the syndication of the Term Loan B Facility.

Commitment Fee:	A Commitment Fee shall accrue on the unused amounts of the commitments under the Revolving Credit Facility. Such Commitment Fee will initially be 0.25% per annum and after delivery of financial statements for the fiscal quarter ending at least three months after the Closing Date will be determined pursuant to the grid below (the “Commitment Fee Rate”). Accrued Commitment Fees will be payable quarterly in arrears (calculated on a 360-day basis) for the account of the Lenders from the Closing Date.

Leverage Ratio	Commitment Fee
≥4.25 to 1.0	0.35%
<4.25 to 1.0 but ≥3.50 to 1.0	0.30%
<3.50 to 1.0 but ≥2.75 to 1.0	0.25%
<2.75 to 1.0 but >2.00 to 1.0	0.20%
<2.00 to 1.0	0.15%

Delayed Draw Ticking Fee:	The Borrower shall pay to the Lenders under the Term Loan A Facility a ticking fee equal to the then applicable Commitment Fee Rate on the undrawn portion of the Term Loan A Facility, accruing beginning on the Closing Date (the “Delayed Draw Ticking Fee”). The Delayed Draw Ticking Fee shall accrue until the date that is earlier of (x) the date that all of the Term Loan A Facility has been drawn and/or commitments thereunder terminated and (y) the Delayed Draw Termination Date.

The Delayed Draw Ticking Fee shall be payable quarterly in arrears on the last business day of each of March, June, September and December, calculated based upon the actual number of days elapsed over a 360 day year and shall be distributed to the Lenders under the Term Loan A Facility pro rata in accordance with the amount of each such Lender’s commitments in respect of the Term Loan A Facility.

Letter of Credit Fees:	Borrower will pay the Lenders under the Revolving Credit Facility letter of credit participation fees equal to the Applicable Margin for LIBOR Loans under the Revolving Credit Facility, in each case, on the undrawn amount of all outstanding letters of credit. In addition, Borrower will pay the Issuing Bank customary issuance fees.

Mandatory Prepayments:	As set forth in the Existing Credit Agreement, subject to changes requested by the Borrower and mutually agreed.

Optional Prepayments:	As set forth in the Existing Credit Agreement, permitted in whole or in part, with prior notice but without premium or penalty (other than as set forth below and except LIBOR breakage costs) and including accrued and unpaid interest, subject to limitations as to minimum amounts of prepayments.

The Borrower shall pay a prepayment premium of 1% of the amount of any voluntary prepayment or mandatory prepayment with the proceeds of debt in connection with a refinancing (or amendment) of the Term Loan B Facility occurring prior to 6 months after the Closing Date which results in a lower effective yield than the Term Loan B Facility.

Application of Prepayments:	As set forth in the Existing Credit Agreement.

Guarantees:	To be provided by each of the Borrower’s material wholly-owned domestic subsidiaries, subject to certain exceptions.

Security:	Same as the Existing Credit Agreement.

Conditions to Initial Borrowings:	Conditions precedent to initial borrowings under the Senior Secured Credit Facilities will include those set forth in the Commitment and Engagement Letter and in Annex B.

Conditions to Each Borrowing:	Conditions precedent to each borrowing or issuance under the Senior Secured Credit Facilities (including the initial borrowing) will be consistent with the Existing Credit Agreement, including, without limitation, (1) the absence of any continuing default or event of default and (2) the accuracy of all representations and warranties.

Representations and Warranties:	As set forth in the Existing Credit Agreement and including a representation as to the accuracy of the Beneficial Ownership

Certification as of the Closing Date, subject to changes requested by the Borrower and mutually agreed.

Affirmative Covenants:	As set forth in the Existing Credit Agreement and including a covenant as to compliance with the Beneficial Ownership Regulation (including updating the Administrative Agent regarding changes to beneficial ownership within time periods to be agreed), subject to changes requested by the Borrower and mutually agreed.

Negative Covenants:	As set forth in the Existing Credit Agreement, subject to changes requested by the Borrower and mutually agreed; provided that the Bank Documentation will permit (i) the incurrence of indebtedness if, after giving effect to the incurrence of such indebtedness and the use of proceeds thereof, (a) in the case of indebtedness secured by liens on the collateral that is pari passu with the liens securing the Senior Secured Credit Facilities, the Senior Secured Leverage Ratio does not exceed 3.50:1.00, (b) in the case of indebtedness secured by liens on the collateral that is junior to the liens securing the Senior Secured Credit Facilities, the Leverage Ratio (to be defined in a manner substantially similar to such definition (including its component definitions) in the Existing Credit Agreement but including a cap on cash netting equal to $750.0 million) does not exceed 4.25:1:00, and (c) in the case of unsecured indebtedness, the Leverage Ratio does not exceed 4.50:1:00, in each case, subject to customary terms and conditions, and (ii) Restricted Payments (a) unlimited Restricted Payments if the Leverage Ratio would be less than or equal to 4.00:100, (b) the repurchase of the common stock of the Borrower in an aggregate amount not to exceed $1,200.0 million and (c) a general Restricted Payments basket in an aggregate amount not to exceed $750.0 million, in each case, subject to the absence of any continuing default or event of default.

Financial Covenants:	A maximum Leverage Ratio to be set at a level of (x) for any measurement period ending through December 31, 2022, 5.00:1.00 and (y) thereafter, 4.50:1.00; provided that, in the case of clause (y) only, the level shall increase to 5.00:1.00 for the 12 month period following a Material Acquisition (to be defined in a manner to be agreed).

Events of Default:	As set forth in the Existing Credit Agreement, subject to changes requested by the Borrower and mutually agreed.

Assignments and Participations:	As set forth in the Existing Credit Agreement.

Expenses and Indemnification:	As set forth in the Existing Credit Agreement.

Yield Protection, Taxes and Other Deductions:	As set forth in the Existing Credit Agreement.

Voting:	As set forth in the Existing Credit Agreement.

EU Bail-In:	The Bank Documentation will contain customary EU Bail-In provisions.

ERISA:	The Bank Documentation will contain customary Lender ERISA representations.

Governing Law and Forum:	The laws of the State of New York. Each party to the Bank Documentation will waive the right to trial by jury and will consent to jurisdiction of the state and federal courts located in The City of New York.

Counsel to the Lead Arrangers, the Administrative Agent and the Collateral Agent:	Cahill Gordon & Reindel LLP.

EXHIBIT B

CONDITIONS

The availability of the Senior Secured Credit Facilities, in addition to the conditions set forth in Exhibit A, shall be subject to the satisfaction of the following conditions. Capitalized terms used but not defined herein have the meanings given in said Exhibit.

1)	The Bank Documentation shall have been executed and delivered by the parties thereto in a form satisfactory to the Commitment Parties.

2)

The Lenders, the Administrative Agent, the Collateral Agent and the Arrangers shall have received all reasonable fees and invoiced out-of-pocket expenses required to be paid on or before the Closing Date.

3)

The Borrower shall have obtained commitments from a group of Lenders satisfactory to the Lead Arrangers with respect to the Senior Secured Credit Facilities on the terms set forth herein and in the Fee Letter such that, when taken together with the commitments of the Commitment Parties with respect to the Revolving Credit Facility and the Term Loan A Facility, such commitments are equal to the full amount of the Senior Secured Credit Facilities.

4)	All government and third party approvals necessary in connection with the financing contemplated hereby and the continuing operations of the Borrower shall have been obtained.

5)

All filings, recordations and searches and the execution and delivery of all documents and instruments necessary to establish that the Collateral Agent will have a perfected first priority security (subject to permitted liens) interest in the collateral under the Senior Secured Credit Facilities shall have been made to the extent required in the Bank Documentation.

6)

The Administrative Agent and the Collateral Agent shall have received such legal opinions (including opinions from counsel to the Borrower and from such local counsel as may be required by the Administrative Agent and the Collateral Agent), certificates (including a chief financial officer’s solvency certificate in form and substance reasonably satisfactory to the Administrative Agent), documents and other instruments as are customary for transactions of this type or as it may reasonably request.

7)

The Borrower shall have used commercially reasonable efforts to obtain, at its expense, corporate credit or family ratings of the Borrower after giving effect to the Transactions and monitored public ratings of the Senior Secured Credit Facilities from Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) on or prior to the launch of general syndication. The Borrower shall participate actively in the process of securing such ratings, including having senior management of the Borrower meet with such rating agencies.

B-1

8)

(a) The Administrative Agent and each Commitment Party shall have received, at least three business days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, to the extent reasonably requested by the Lenders at least 10 days prior to the Closing Date, and (b) if the Borrower qualifies as a “legal entity” customer under 31 C.F.R. § 1010.230 and the relevant Administrative Agent has provided the Borrower the name of each requesting Lender and its electronic delivery requirements at least 10 business days prior to the Closing Date, the Administrative Agent and each such Lender requesting a Beneficial Ownership Certification (which request is made through the relevant Administrative Agent) will have received, at least three business days prior to the Closing Date, the Beneficial Ownership Certification in relation to the Borrower.

9)

Prior to the initial borrowings under the Senior Secured Credit Facilities, the Term Loan A, Term Loan B and Term Loan A-2 under the Existing Credit Agreement shall have been repaid. Prior to or substantially simultaneously with the initial borrowings under the Senior Secured Credit Facilities, borrowings under the revolver under the Existing Credit Agreement shall have been repaid and the Existing Credit Agreement shall have been terminated.

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